January 6, 2015

Attn: Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zumiez Inc.

Form 10-K for Fiscal Year Ended February 1, 2014

Filed March 18, 2014

File No. 000-51300

Dear Ms. Jenkins:

Thank you for your comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 19, 2014 regarding our Annual Report on Form 10-K filed on March 18, 2014 for fiscal year ended February 1, 2014 (“fiscal 2013”). On behalf of Zumiez Inc. (the “Company,” “we,” “us,” and “our”), please find herein our response to each of the comments discussed in your letter.

We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our public filings. For your convenience, the numbered paragraphs set forth below correspond to the paragraphs of your letter. Your comments are repeated in bold and our responses follow in ordinary type.

Form 10-K for Fiscal Year Ended February 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Fiscal 2013 Results Compared with Fiscal 2012, page 30

1. We note that your discussion of results of operations identifies certain events and trends affecting revenues and expenses. However, your current discussion lacks sufficient analysis and quantification of the underlying reasons for changes in your results of operations. For example, you state that for the year ended February 2, 2014, revenue increased $54.9 million from the net addition of 53 stores and Blue Tomato sales during fiscal 2013 that were not comparable to the prior year, partially offset by the effect of the 53rd week included in fiscal 2012 results and comparable store sale decrease of 0.3% for fiscal 2013. Please provide expanded discussion of the underlying reasons of your revenue growth, including quantified information with respect to key drivers such as price, volume and other key variables that management uses to manage the business. Also, please expand the discussion of results of operations for all periods discussed to quantify the effect of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please provide a draft of your proposed disclosure.

Our Response

We believe that our discussion of the results of operations identifies and discloses the key performance indicators used to manage our business and that we believe are material to our investors. In particular, as a retailer that offers a diversity of merchandise, including men’s and women’s apparel, footwear, accessories and hardgoods, the sales results of any one product category are not material to understanding our results of operations. Rather, we believe that due to our diversification model, comparable sales is a key performance indicator. Accordingly, in response to the Staff’s comment, we will provide additional disclosures on the quantification of our net sales results by comparable sales, geographic region, new stores and other relevant categories (such as the presence of an additional week during a fiscal period) in future filings. As an example, please refer below for our expanded quantification of the reasons for our revenue growth related to fiscal 2013 compared with fiscal 2012 (emphasis on modifications added):

Fiscal 2013 had 52 weeks versus 53 weeks in fiscal 2012. Net sales numbers for fiscal 2012 include an additional week and fiscal 2013 comparable sales are compared to the comparable sales for the 52 weeks ended February 2, 2013. Net sales were $724.3 million for fiscal 2013 compared to $669.4 million for fiscal 2012, an increase of $54.9 million or 8.2%. The increase reflected a $65.9 million increase due to the net addition of 53 stores (made up of 53 new stores in North America and six new stores in Europe offset by six store closures in North America) and Blue Tomato sales during fiscal 2013 that were not comparable to the prior year, partially offset by a $9.3 million decrease due to the impact of the 53rd week included in fiscal 2012 results and a $1.7 million decrease due to comparable sales for fiscal 2013. By region, North American sales increased $35.2 million and European sales increased $19.7 million during fiscal 2013 compared to fiscal 2012.

The 0.3% decrease in comparable sales was a result of a 1.0% decrease for our comparable in-store sales, partially offset by a 5.4% increase for our comparable ecommerce sales. Total ecommerce sales represented 12.3% of sales for fiscal 2013, compared to 11.2% of sales for fiscal 2012, increasing due to Blue Tomato ecommerce sales that were not comparable to the prior year and the growth in comparable ecommerce sales mentioned above. The decrease in comparable sales was primarily driven by a decline in comparable transactions, partially offset by an increase in dollars per transaction. Dollars per transaction increased due to an increase in units per transaction, partially offset by a decrease in average unit retail due to changes in sales product mix. Comparable sales decreases in men’s apparel, footwear and boy’s apparel were partially offset by comparable sales increases in junior’s apparel, hardgoods and accessories. For information as to how we define comparable sales, see “General” above.

Furthermore, we will continue to review our discussion on results of operations and enhance the disclosure to provide analysis and quantification, as appropriate, in accordance with SEC Release 33-8350.

Controls and Procedures, page 42

2. You disclose in footnote (2) to the table on page 33 that you recorded a benefit of $3.3 million, of which $2.7 million related to prior fiscal years, representing the correction of an error related to your calculation to account for rent expense on a straight-line basis. Please provide the following:

•	Tell us when and how you discovered the error and describe in greater detail the nature of the error.

•	Provide further information to help us understand how you considered the identification and correction of the error in your evaluation of internal controls over financial reporting (ICFR) and Disclosure Controls and Procedures (DCP) and whether control deficiencies existed due to the error.

•	To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified deficiency.

•	Tell us if the identification and correction resulted in changes to your internal controls and if so, describe those changes and their related timing.

Our Response

For the Staff’s convenience, we have responded to each bullet point set forth above separately. Your comments are repeated in bold and our responses follow in ordinary type.

•	Tell us when and how you discovered the error and describe in greater detail the nature of the error.

The error was identified by us during the quarter ended August 3, 2013 in the course of performing our periodic review of lease accounting policies. Our accounting policy process has been to evaluate the selection and adoption of generally accepted accounting principles of the United States of America (“U.S. GAAP”) for each significant accounting policy when established and then monitor our implementation of the policy over each subsequent reporting period. Additionally, we review the accounting conclusions periodically or as needed, in circumstances such as when a new transaction not addressed within the policy is identified or when relevant guidance or interpretations are released.

During our periodic review of the lease accounting policies during the quarter ended August 3, 2013, we identified certain policies that were not an appropriate interpretation of U.S. GAAP. These policies consisted of (i) inappropriate inclusion of certain fixed executory costs in the straight line rent calculation, (ii) recording rent expense for only rent payments made during rent and co-tenancy relief amendment periods, rather than allocating the rent or co-tenancy relief straight-line over the remaining term of the lease, and (iii) incorrect timing in the recognition of a gain on deferred rent expense and unamortized tenant allowance for relocations.

We performed an assessment of the estimated impact to our financial statements presented in the fiscal quarter ended August 3, 2013 wherein we determined that the error was not material to the interim or the annual financial statements and would not require a restatement of the prior period financial statements. Simultaneously, we formalized our revised lease accounting policies and performed a comprehensive review of each active lease agreement which involved recalculating the corrected deferred rent liability and rent expense for each lease agreement. While we continued to update our materiality assessment of the error, the formal review of each active lease was not completed until the fourth quarter of fiscal 2013. At each interim reporting period, we concluded based on all the available information the estimated impact would not be material to the financial statements. Once the lease calculations were finalized, we recorded the correction in the quarter ended February 1, 2014.

Our quantitative materiality analysis considered the impact of the misstatement on the consolidated balance sheets and statement of operations over the previous five fiscal years, as set forth in the table below:

(In thousands)	Impact to the Balance Sheets (1)
	Impact of the	Total	% of Total	Total	% of Total
As of	Misstatement	Liabilities	Liabilities	Assets	Assets
January 30, 2010	$1,722	$67,589	2.5%	$260,265	0.7%
January 29, 2011	1,951	74,896	2.6%	301,631	0.6%
January 28, 2012	2,293	89,880	2.6%	362,157	0.6%
February 2, 2013	2,673	105,677	2.5%	409,098	0.7%
February 1, 2014 (2)	3,342	107,749	3.1%	443,403	0.8%

	Impact to the Statements of Operations (1)
	Impact of the	Tax Effected		% of Net	Diluted
For the Year Ended	Misstatement	Misstatement	Net Income	Income	Shares	EPS Impact
January 30, 2010	$257	$167	$9,131	1.8%	30,133	$0.01
January 29, 2011	229	143	24,203	0.6%	30,794	0.00
January 28, 2012	342	242	37,351	0.6%	31,119	0.01
February 2, 2013	380	278	42,164	0.7%	31,273	0.01
February 1, 2014 (2)	3,342	2,097	45,948	4.6%	30,206	0.07

(1)	Interim reporting period analysis not presented within this table
(2)	Impact of the misstatement as of and for the year ended February 1, 2014 includes the correction of the cumulative misstatement

Additionally, we performed a qualitative materiality assessment concluding that the qualitative factors would not increase the likelihood that the error would be material to the financial statements. Based on the analysis performed, we determined the error was not quantitatively or qualitatively material to any prior period or the fiscal year ended February 1, 2014.

•	Provide further information to help us understand how you considered the identification and correction of the error in your evaluation of internal controls over financial reporting (ICFR) and Disclosure Controls and Procedures (DCP) and whether control deficiencies existed due to the error.

Our Response

As a result of the identification and correction of the error, we determined there was a deficiency in the operating effectiveness of the review of accounting policies as it relates to the selection and adoption of lease accounting guidance. A review of each of the various lease accounting topics was performed by the appropriate personnel; however, the review failed to identify an error in certain interpretations of the lease accounting guidance.

The control was designed effectively such that the review of accounting policies was performed at the onset of the policies and reviewed periodically or as needed when changes occurred. As part of the control design, the reviewer shall assess all applicable guidance and relevant interpretations of guidance to conclude on the appropriateness of the policies. In the case of the lease accounting policies, however, this review did not operate effectively.

This error was identified by management in a subsequent review of the accounting policies in 2013, during which the control operated effectively. While the previous conclusions and interpretation were based on accounting literature research, after additional research and consideration of the relevant facts, the reviewer identified that the conclusions were not in accordance with U.S. GAAP and, therefore, required correction.

We considered whether this deficiency in the operating effectiveness of this control is pervasive to the review of all accounting polices. We considered that the control over the review of the selection and adoption of U.S. GAAP is designed effectively, which lead to the identification of the error in 2013 when the periodic review operated effectively. Additionally, the control over the review of accounting policies has historically operated effectively, prior to this exception. We considered that there is no recent history of other significant errors resulting in a deficiency in the performance of this control. As such, we concluded that the deficiency was isolated to the lease accounting policies.

•	To the extent that you determined there were control deficiencies due to the error, describe the deficiencies and how you evaluated the severity of each identified deficiency.

Our Response

Please refer to our response above for the description of the deficiency identified due to the error.

In order to evaluate the severity of the identified deficiency, we considered quantitative and qualitative factors to determine whether there was a reasonable possibility that the controls would fail to prevent or detect a misstatement of an account balance or disclosure; and the magnitude of the potential misstatement resulting from the deficiency.

In considering whether the controls would fail to prevent or detect a misstatement, we considered that the control in place was appropriately designed to identify an error in the interpretation, however, since it did not operate effectively there were no compensating controls that identified the error timely. However, as the control was designed to review the policies periodically, which is what resulted in the identification of the error in 2013, this error could not have grown over an extended period of time such that it could rise to a material misstatement between periodic reviews.

In considering the potential magnitude of the misstatement, we noted that the deficiency was isolated to deferred rent liabilities and rent expense and was not pervasive to the financial statements as a whole. We considered that the majority of lease accounting concepts were correctly applied over the term of the lease and the potential magnitude of this deficiency could only have impacted those areas where the authoritative guidance does not provide detailed guidance for certain lease events. Inherently, those aspects are less common in nature and in many cases these aspects of the lease agreement are incidental to the lease agreement as a whole. As these portions of arrangements are secondary aspects to the overall lease agreement and only impact the timing of the lease expense, these aspects of the arrangements do not constitute a material portion of the lease accounting driving the deferred rent liabilities balance and rent expense. Therefore, it could not have resulted in a material misstatement in any one reporting period.

We considered the following risk factors under SEC Release 33-8810, Section II, B. Reporting Considerations, 1. Evaluation of Control Deficiencies, in concluding whether any factors indicated a higher likelihood of a potential misstatement:

•	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk);

The financial reporting elements involved consist of cost of sales, deferred rent liabilities and cash flow from operations. The nature of the misstatement impacts the timing of expense, but does not change the underlying economics of the transaction, business operating trends or other factors.

•	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk);

There was no increased risk of loss or fraud related to this deficiency.

•	The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk);

There was minimal subjectivity, complexity, or judgment required in determining the amount involved.

•	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant;

There was no interaction, relationship, or interdependency between this deficiency and other controls. As detailed in our response above, this deficiency related to the operating effectiveness of the review of lease accounting guidance and is not an indication of inappropriate design in the review of selection and adoption of accounting principles.

•	The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures); and

There was no interaction between this deficiency and any other deficiencies identified that could have affected the same account balances or disclosures.

•	The possible future consequences of the deficiency.

There will be no future negative consequences of this deficiency as it represents a one-time change in our accounting treatment for lease accounting which will be applied consistently on a go-forward basis.

•	Identification of fraud, whether or not material, on the part of senior management;

There was no fraud identified related to the deficiency. There is no indication that the policies represented management bias in accounting treatment. Furthermore, this error does not impact the payment of incentives or the company’s ability to achieve earnings targets.

•	Restatement of previously issued financial statements to reflect the correction of a material misstatement;

There was no restatement of previously issued financial statements to reflect the correction of the error.

•	Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s ICFR; and

While we acknowledge that the control was not operating effectively to detect the error, it could not have risen to a material misstatement as discussed above.

•	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.

This does not indicate ineffective oversight of the company’s external financial reporting and internal controls over financial reporting.

We concluded that none of the above factors indicated a higher likelihood of a potential misstatement in lease accounting and that a prudent official would have reasonable assurance that transactions are recorded to permit the preparation of the financial statements in conformity with U.S. GAAP. We do not believe there is a reasonable possibility that this control deficiency was the result of, or indicative of, a material weakness in our internal controls over financial reporting and concluded that the deficiency was a significant deficiency which was reported to the Audit Committee.

•	Tell us if the identification and correction resulted in changes to your internal controls and if so, describe those changes and their related timing.

Our Response

As detailed in the responses above, the identification and correction of the error resulted in the identification of a deficiency in the operating effectiveness of the review of accounting policies as it relates to the selection and adoption of lease accounting guidance. As this was a deficiency in the operation of the control, rather than the design, no material changes were made to our internal controls over financial reporting in order to remediate this deficiency. As such, no disclosure in the “Changes in Internal Control Over Financial Reporting” section under Item 9A, “Controls and Procedures” was warranted.

Notes to Consolidated Financial Statements, page 54

Note 2. Summary of Significant Accounting Policies, page 54

Stock-Based Compensation, page 58

3. We note that you continue to use the simplified method to determine the expected term of stock option grants. Based on the passage of time, it would appear that you have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of your stock option grants. We also note you have applied a weighted-average expected life of 6.25 years using the simplified method but disclose on page 69 that there was $6.7 million of total unrecognized compensation cost related to unvested stock options and restricted stock with a weighted-average recognition period of 1.1 years. Please provide us with a detailed discussion of your basis or rationale for continuing to utilize the simplified method in determining the expected term of your stock option grants. Please refer to the guidance in SAB Topic 14-D2 and FASB ASC 718. In a related matter, please also explain why the expected term of 6.25 years that was used in valuing your stock option grants during all periods presented in your audited financial statements is significantly in excess of the weighted-average recognition period for unrecognized compensation expense associated with your unvested stock options and restricted stock.

Our Response

We evaluate and set the expected term for our stock option grants on an annual basis, in connection with the annual stock option grant or more frequently if necessary. As part of our evaluation, we considered the guidance in SAB Topic 14-D2 and FASB ASC 718 and we believe that based on our facts and circumstances that the simplified method continued to be appropriate for determining the expected term of our stock option grants.

As a reference point for the Staff, we performed a sensitivity analysis over the expected term assumption and note that a one year change in the expected term of 6.25 years would impact expense over the four year vesting period of the last three year’s grants by less than $42,000 per annual grant on average. Given this we believe that a significant change in the expected term would have an immaterial impact on stock compensation expense.

According to the above referenced guidance, the simplified method for calculating expected term is appropriate if a company issues plain vanilla options and concludes that its historical stock option exercise experience does not provide a reasonable basis upon which to estimate expected term. This could occur for a variety of reasons, such as:

•	A company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

•	A company significantly changes the terms of its share option grants or the types of employees that receive stock option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

•	A company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

In determining the expected term for our stock option grants that were issued in 2013, we reviewed the historical stock option exercise experience since our IPO in 2005 and determined that our historical stock option exercise experience was not sufficient to provide the best estimate of future exercise activity. In making this determination, we would note the following:

•	Before our IPO in 2005 and up until 2007, we issued stock options to certain management level employees as part of the annual grant practices. Since 2007, we only issue stock options to the executive team (generally representing a group of four to five employees). Executive grants are larger in nature than the typical employee grant and due to the reporting requirements and insider trading restrictions the exercise history tends to be different than the general employee population. As such, we do not believe that the exercise history of all grants is indicative of the pattern that will be followed by the grants issued to executives, so we limited our review of exercise history to the executive team which significantly decreases the number and volume of activity to analyze.

•	Current stock option grants issued to executives typically have a four year vesting period with a ten year expiration period. Given the longer duration of expiration we have many stock option grants that have not been exercised.

•	We do not believe that executive grants issued prior to the IPO (and within the first year of being a public company) have the same exercise history trends as those issued subsequent to the IPO due to the variation in the number and strike price of shares granted. This qualification further limits the number of exercises we have experienced. Furthermore, we have limited open trading windows. There are four two week open windows per year for insiders making the ability to exercise very restricted and as such, we do not have sufficient history. In fact, there have been years with no exercise activity or only activity for an executive exercising after termination of employment with the company.

Based on the above stated factors, we believe that we do not have sufficient data on which to base our own estimate; and as such we believe the simplified method is still the most relevant. We will continue to review this analysis on an annual basis in connection with our annual grant or more frequently if needed. We will begin estimating expected term for our own historical experience when we feel our underlying population and historical activity supports the best estimate for the assumption.

Lastly, in regards to your question regarding why the simplified method of the expected term of 6.25 years is significantly greater than our weighted average recognition period for unrecognized expense of 1.1 years, the difference results as our unrecognized expense period is based on all share based payments, which includes options and restricted stock awards granted to certain management level employees, executives and board members. Additionally, our restricted stock awards are granted with vesting periods ranging from one to four years. We issue significantly more restricted stock awards than options and a large portion of those restricted stock awards have a vesting period of one to three years.

Note 3. Business Combination, page 60

Blue Tomato, page 60

4. We note from the disclosure in Note 3 that in connection with the acquisition of Blue Tomato, you may be required to make future incentive payments to the sellers and certain employees of Blue Tomato to the extent that certain financial metrics are met for the fiscal year ending April 30, 2015 and the sellers and certain employees remain employed with Blue Tomato through April 30, 2015. We also note that you have accounted for these incentives as compensation expense and during the fiscal year ended February 2, 2013, you recorded an expense for future incentive payments of $2.3 million. We further note that at February 1, 2014, you estimated that you will not be obligated for future incentive payments and reversed the previously recorded expense. Please tell us and revise to disclose the nature and timing of the changes in facts and circumstances that resulted in your reversal of the previously recorded expense for future incentive payments of $5.8 million during the fourth quarter of the fiscal year ended February 1, 2014.

Our Response

On July 4, 2012, we acquired 100% of the outstanding stock of Snowboard Dachstein Tauern GmbH and Blue Tomato Graz Handel GmbH (collectively “Blue Tomato”). In addition to the purchase price paid at the closing of the transaction, there is the possibility of future incentive payments to the sellers of Blue Tomato in an aggregate amount of up to 22.1 million Euros to the extent that certain financial metrics are met and the sellers remain employed by Blue Tomato as of April 30, 2015. These financial metrics include performance incentives related to (i) the obtainment of certain EBITDA performance of Blue Tomato for the year ending April 30, 2015 and (ii) the opening of certain defined incremental stores in the European market by April 30, 2015.

On a quarterly basis, we perform an assessment of the likelihood of obtainment of the financial metrics required for payout of the financial incentive payments based on internal projections of Blue Tomato financial performance for future sales, gross profit, operating expenses, number of new stores and capital expenditures.

At February 2, 2013, we estimated, based on internal projections for Blue Tomato financial performance over the next two fiscal years that certain metrics were probable of being met and we would be obligated for future incentive payments of 9.0 million Euros ($12.3 million) and for the fiscal year ended February 2, 2013, we recorded $2.3 million of this amount.

During each of the first three quarters of fiscal 2013, we performed an assessment on the likelihood of the payout of the financial incentive payments and while performance was lower than the projections previously estimated to achieve the incentive payments, we noted the seasonality of the business is highly weighted to the fourth quarter which represents roughly 45-50% of total net sales for the fiscal year. As such, a strong fourth quarter performance could have made it likely to achieve the metrics to receive payout of the financial incentive payments. As such, we concluded that there was not adequate evidence to necessitate a change in our estimate during the first three quarters of fiscal 2013.

During the fourth quarter of 2013, the net sales results for Blue Tomato continued to trend below the internal projections needed to achieve the payout of the financial incentive payments and resulted in a decrease in internal projections for fiscal 2014. As such, we did not believe as of February 1, 2014 that it was probable that Blue Tomato would achieve the metrics by April 30, 2015 and we recorded a change in estimate during the quarter ended February 1, 2014.

We do not believe additional information would be useful to readers or would materially alter the mix of information made available to investors and we respectfully request the Staff to allow us to update the footnote in future filings as follows (emphasis on modifications added):

At February 1, 2014 we estimate that we will not be obligated for future incentive payments as certain financial metrics are not expected to be met.

***

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, or if you would like to discuss our responses further, please contact me at (425) 551-1549.

Sincerely,

/s/ Christopher C. Work

Christopher C. Work

Chief Financial Officer

cc: Richard M. Brooks, Chief Executive Officer and Director

Chris K. Visser, EVP, General Counsel and Secretary

Ernest R. Johnson, Audit Committee Chairman

Fred Frank, Moss Adams LLP